      As filed with the Securities and Exchange Commission on May 10, 2000
                                                     Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                         ALEXION PHARMACEUTICALS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                        13-3648318
(State or Other Jurisdiction of                  (I.R.S. Employer Identification
 Incorporation or Organization)                               Number)

                                25 Science Park
                              New Haven, CT 06511
                                 (203) 776-1790
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                               ------------------

                               LEONARD BELL, M.D.
                         ALEXION PHARMACEUTICALS, INC.
                                25 SCIENCE PARK
                              NEW HAVEN, CT 06511
                                 (203) 776-1790
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                               ------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                            MERRILL M. KRAINES, ESQ.
                           LAWRENCE A. SPECTOR, ESQ.
                          Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103

                               ------------------

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan, please check the following box: / /
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/


                                                 CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
     Title of Each Class             Amount To Be       Proposed Maximum Price        Proposed Maximum              Amount of
        of Securities                 Registered               Per Unit           Aggregate Offering Price     Registration Fee(1)
----------------------------------------------------------------------------------------------------------------------------------
   5 3/4% Convertible Senior
  Subordinated Notes due 2007        $120,000,000                100%                   $120,000,000               $31,680.00
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par value
          per share               1,127,555 shares (2)           N/A                        N/A                        N/A
==================================================================================================================================


(1) Pursuant to Rule 457(i) there is no filing fee with respect to the shares of Common Stock issuable upon conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.
(2) Plus such additional indeterminate number of shares as may become issuable upon conversion of the Notes being registered hereunder by means of adjustment of the conversion price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MAY 10, 2000

PROSPECTUS

[ALEXION LOGO]

$120,000,000 5 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2007
1,127,555 SHARES OF COMMON STOCK

The notes and the shares may be offered from time to time by the selling securityholders (and their donees and pledgees) in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." Holders may convert the notes into our common stock at any time before March 15, 2007, at a conversion price of $106.425 per share, subject to adjustment in specified events. We will pay interest on the notes each March 15 and September 15. The first interest payment will be made on September 15, 2000.

We may redeem some or all of the notes on or after March 20, 2003 at the redemption prices listed in this prospectus, plus accrued interest. You may require us to repurchase your notes upon a repurchase event in cash or, at our option, common stock, at 105% of the principal amount of the notes, plus accrued interest.

Our common stock is listed on The Nasdaq National Market under the symbol "ALXN." On May 9, 2000, the reported last sale price of our common stock on The Nasdaq National Market was $43 63/64 per share.

Pursuant to a registration rights agreement we have agreed to file a shelf registration statement, of which this prospectus is a part, covering resales of the notes and common stock issuable upon conversion of the notes. If we fail to comply with our obligations under the registration rights agreement we will have to pay liquidated damages.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INVESTING IN THESE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.



May   , 2000

IN MAKING YOUR INVESTMENT DECISION, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE SELLING SECURITYHOLDERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH ANY OTHER INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE SELLING SECURITYHOLDERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE ON THE COVER OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                   PAGE                                     PAGE
                                   ----                                     ----
---------------------------------------  ---------------------------------------
Summary...............................2  United States Federal Income Tax
Risk Factors..........................8    Consequences.......................37
Use of Proceeds......................21  Plan of Distribution.................44
Description of Notes.................23  Legal Matters........................46
Ratio of Earnings to Fixed Charges...36  Experts..............................46
                                         Where You Can Find More Information..46

                               ------------------

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making a decision to invest in the notes or common stock, you must rely on your own examination of our company and the terms of this offering, the notes, including the merits and risks involved.

Neither we nor the selling securityholders are making any representation to you regarding the legality of an investment in the notes by you under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the notes or common stock.

You should contact us or the selling securityholders with any questions about this offering or if you require additional information to verify the information contained in this prospectus.

Each prospective purchaser of the notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales. Neither we nor the selling securityholders shall have any responsibility therefor.

                                    SUMMARY

THIS SUMMARY PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE SECTION ENTITLED "RISK FACTORS," CAREFULLY BEFORE MAKING AN INVESTMENT DECISION. WHEN USED IN THIS PROSPECTUS, UNLESS OTHERWISE INDICATED, THE TERMS "WE," "OUR," AND "US" REFER TO ALEXION AND ITS SUBSIDIARY.

                                    ALEXION

We are engaged in the development of products for the treatment of cardiovascular, autoimmune and neurologic diseases caused by undesired effects of the human immune system. Our product development programs are based on proprietary technologies which are designed to block selected components of the human immune system in order to reduce undesired inflammation while allowing other beneficial aspects of the immune system to remain functional. We are currently conducting Phase II clinical trials of our two lead product candidates, 5G1.1-SC for the treatment of acute inflammation caused by cardiopulmonary bypass surgery and acute myocardial infarction and 5G1.1 for the chronic treatment of the autoimmune diseases rheumatoid arthritis and membranous nephritis.

5G1.1-SC and 5G1.1 are C5 Complement Inhibitors designed to selectively block the production of inflammation-causing proteins in a process of the human immune system known as the complement cascade. We believe that selective suppression of this immune response will provide a significant therapeutic advantage relative to existing therapies.

In January 1999, we entered into a collaboration with Procter & Gamble Pharmaceuticals Inc. to develop and commercialize 5G1.1-SC. Under this collaboration, we intend to initially pursue the development of 5G1.1-SC for the treatment of inflammation caused by cardiopulmonary bypass surgery, myocardial infarction (heart attack) and angioplasty. Procter & Gamble has agreed to fund all clinical development and manufacturing costs relating to 5G1.1-SC for these indications. In addition, under this agreement, Procter & Gamble has agreed to pay us up to $95 million in license, milestone and additional research and development fees. We will also receive royalties on worldwide sales of 5G1.1-SC for all indications. We share co-promotion rights with Procter & Gamble to sell, market and distribute 5G1.1-SC in the United States, and have granted Procter & Gamble the exclusive rights to sell, market and distribute 5G1.1-SC outside of the United States.

In the initial Phase I/II and IIa clinical trials treating 35 cardiopulmonary bypass patients, as compared to placebo, 5G1.1-SC:

      -     was safe and well tolerated in the study population; and

      - produced statistically significant results in the following adverse clinical effects of cardiopulmonary bypass surgery in the study population:

      -     40% less heart tissue damage;

      -     80% less new cognitive deficits; and

      -     400 ml. less blood loss.

In order to augment and extend previous findings regarding the safety and efficacy of 5G1.1-SC, together with our partner Procter & Gamble, we:

      - commenced in January 1999, a multi-center, double-blind, randomized, placebo-controlled Phase IIb clinical trial in which we expect to enroll 1,000 cardiopulmonary bypass patients; and

      - commenced in December 1999, two Phase II clinical trials with approximately 1,000 patients each for the treatment of acute myocardial infarction.

In 1998, the American Heart Association estimated that in the United States, approximately 500,000 cardiopulmonary bypass operations were performed in 1996 and approximately 1.0 million people would have a heart attack in 1999.

We are currently developing 5G1.1 for the chronic treatment of autoimmune diseases such as rheumatoid arthritis, and a kidney disease known as membranous nephritis and are initiating clinical development in diseases such as psoriasis, dermatomyositis and pemphigoid. In the initial Phase I/II clinical trial treating rheumatoid arthritis patients and a Phase I clinical trial in lupus patients, a single dose of 5G1.1:

      - was safe and well tolerated in each study population as compared to placebo;

      - significantly reduced C-reactive protein, an objective measurement of disease activity, in rheumatoid arthritis patients;

      - demonstrated that 50% of rheumatoid arthritis patients receiving 8.0 mg/kg of 5G1.1 achieved an ACR20 score, a measure of clinical benefit, as compared to 10% of placebo-treated patients;

      - and resulted in significantly lower incidence of proteinuria, a measure of kidney disease, in lupus patients as compared to placebo.

In order to augment and extend previous findings regarding the safety and efficacy of 5G1.1, we commenced in August 1999:

      - a multi-center, double-blind, randomized, placebo-controlled Phase II clinical trial in which we expect to enroll 200 rheumatoid arthritis patients; and

      - a multi-center, double-blind, randomized, placebo-controlled Phase II clinical trial in which we expect to enroll 150 membranous nephritis patients.

It is estimated that more than 2.0 million people are currently affected by rheumatoid arthritis in the United States. We estimate that there are approximately 100,000 to 300,000 people afflicted with membranous nephritis in the United States.

We are also developing a second type of anti-inflammatory drug, known as Apogens. In contrast to our C5 Complement Inhibitors, Apogens are designed to affect disease-causing T-cells. We are currently completing preclinical studies of our first Apogen, known as MP4, targeting the treatment of patients with multiple sclerosis.

In addition, we are developing methods of blocking the immune system which are designed to permit the transplantation of cells from other species into humans, known as xenotransplantation, that may be useful in treating several neurologic diseases. Through a series of preclinical models, our scientists are currently developing two xenotransplant product candidates, UniGraft-PD and UniGraft-SCI, which are designed to permit the replacement of damaged human brain and other neurologic cells with potentially genetically modified and proprietary porcine, or pig, cells. Our UniGraft program is initially targeting the treatment of patients with Parkinson's disease and patients with spinal cord injury.

In the normal course of our business from time to time we evaluate the potential acquisition of other companies and technologies. We intend to continue to review acquisition opportunities as they arise.

We were incorporated in Delaware in January 1992. Our principal executive offices are located at 25 Science Park, New Haven, Connecticut 06511, and our telephone number is (203) 776-1790.

                              RECENT DEVELOPMENTS

CLINICAL STUDIES

In February 2000, we filed an Investigational New Drug Application with the FDA to commence a Phase Ib pilot clinical study trial with 5G1.1 in patients with dermatomyositis, a severe inflammatory muscle disorder.

In February 2000, the FDA designated our humanized monoclonal antibody C5 complement inhibitor 5G1.1 for the treatment of patients with the kidney disease known as membranous glomerulonephritis as a "fast track" product eligible for expedited development and FDA review. We began enrolling patients with idiopathic membranous glomerulonephritis in a Phase II efficacy trial in 1999.

In March 2000, we announced preclinical results at the 5th World Congress on Trauma, Shock, Inflammation and Sepsis in Munich, Germany that administration of our anti-inflammatory C5 inhibitor substantially prevented intestinal and lung damage associated with gastrointestinal ischemia. Further, in these preclinical studies, our C5 inhibitor therapy also substantially prevented increases in levels of cytokine TNF-alpha in the intestine associated with placebo therapy.

In March 2000, we also announced that the National Institutes of Health awarded a grant of approximately $1.0 million to the University of Colorado Health Sciences Center to fund a multi-center Phase II study of our C5 inhibitor, 5G1.1, in patients with lupus nephritis.

In March 2000, we and scientists from the Yale University School of Medicine, presented results at the 49th Annual Scientific Session of the American College of Cadiology from a collaborative study in eleven patients with acute coronary syndrome and four patients with stable angina, indicating that patients with acute coronary syndrome have severe inflammation including significant production of injurious complement components in their coronary arteries.

In April 2000 we filed an Investigational New Drug Application with the FDA to commence a Phase Ib pilot clinical trial with 5G1.1 in patients with pemphigoid, a severe inflammatory skin disorder.

In April 2000, a scientific study demonstrating that animals deficient in the complement component C5 are not susceptible to the onset of active arthritis was published in the Journal of Immunology. The study resulted from preclinical studies that are part of a collaboration between Alexion and Yale University scientists.

In May 2000, we entered into a new lease for our headquarters and research and development facility in Chesire, Connecticut. The lease is expected to commence in August 2000 and has a term of ten years and six months. Our occupancy of this lease, however, is contingent upon the timely departure of the current tenant and subsequent additional work to be completed by the landlord. We cannot be certain that either event will be completed in a timely manner. At this site, we will lease and occupy a total of approximately 82,000 square feet of space, which includes approximately 35,000 square feet of research laboratories. In addition we will be required to pay a pro rata percentage of real estate taxes and operating expenses. Our monthly rent is expected to start at approximately $80,000. Our pilot manufacturing plant, which is used for producing compounds for our current clinical trials, will remain in our current facility encompassing approximately 10,000 square feet at 25 Science Park, New Haven, Connecticut. We believe the new space and our pilot manufacturing facility will be adequate for our activities.

COLLABORATIVE AGREEMENTS

In February 2000, we entered into a collaborative research and license agreement with The Brigham and Women's Hospital, Inc. covering a newly discovered pathway of complement mediated inflammation, the

Lectin Pathway. Under such license agreement, we received exclusive worldwide rights to these novel anti-inflammatory technologies and to associated therapeutic products, including the already identified monoclonal antibodies to Mannan Binding Lectin, a lectin that activates the complement system. These products may have broad therapeutic applications in patients suffering from atherosclerosis, unstable angina, strokes and other vascular disorders.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                      UNAUDITED
                                  SIX MONTHS ENDED
                                      JANUARY 31,                       Fiscal Year Ended July 31,
                                --------------------    -------------------------------------------------------
CONSOLIDATED STATEMENT OF         2000        1999         1999        1998        1997       1996       1995
                                --------    --------    ---------    --------    --------    -------    -------
OPERATIONS DATA:
Contract research revenues(1)   $ 12,679    $    425    $  18,754    $  5,037    $  3,811    $ 2,640    $   136
                                --------    --------    ---------    --------    --------    -------    -------
Operating expenses:

   Research and development       20,980       8,465       23,710      12,323       9,079      6,629      5,637
   General and administrative      1,765       1,418        2,953       2,666       2,827      1,843      1,592
                                --------    --------    ---------    --------    --------    -------    -------
    Total operating expenses      22,745       9,883       26,663      14,989      11,906      8,472      7,229
                                --------    --------    ---------    --------    --------    -------    -------
Operating loss                    (9,778)     (9,458)      (7,909)     (9,952)     (8,095)    (5,832)    (7,093)
Other income (expense), net          962         918        1,514       2,087         843        397        (29)
                                --------    --------    ---------    --------    --------    -------    -------
Net loss                          (8,816)     (8,540)      (6,395)     (7,865)     (7,252)    (5,435)    (7,122)
Preferred stock dividends           --          --           --          (900)       --         --         --
                                --------    --------    ---------    --------    --------    -------    -------
Net loss applicable to common
     shareholders               $ (8,816)   $ (8,540)   $  (6,395)   $ (8,765)   $ (7,252)   $(5,435)   $(7,122)
                                ========    ========    =========    ========    ========    =======    =======
Net loss per common share,
     basic and diluted(2)       $  (0.69)   $  (0.76)   $   (0.57)   $  (0.87)   $   (.97)   $ (1.02)   $ (2.02)
                                ========    ========    =========    ========    ========    =======    =======
Shares used in computing net
     loss per common share        12,779      11,246       11,265      10,056       7,451      5,351      3,528
                                ========    ========    =========    ========    ========    =======    =======



                                                                      UNAUDITED
                                                               AS OF JANUARY 31, 2000
                                                               ----------------------
     Consolidated Balance Sheet Data:                           ACTUAL   PRO FORMA(3)
                                                               --------  ------------
     Cash, cash equivalents, and marketable securities......    $62,261    $178,350
     Total current assets ..................................     71,560     187,649
     Total assets ..........................................     80,330     200,330
     Notes payable, less current position ..................      4,199       4,199
     Convertible subordinated notes ........................       --       120,000

     Total stockholders' equity ............................     71,132      71,132


--------------------
(1) Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition, was issued in December 1999. SAB 101 will require companies to recognize certain upfront non-refundable fees over the life of the related collaboration agreement when such fees are received in conjunction with collaboration agreements which have multiple elements. We are required to adopt this new accounting principle through a cumulative charge to retained earnings, in accordance with the provisions of APB Opinion No. 20, no later than the first quarter of fiscal 2001. We believe that the adoption of SAB 101 will have a material impact on our future operating results as it applies to the $10,000,000 upfront non-refundable payment received by us in connection with our collaboration with Procter & Gamble. Our historical financial statements reflect this payment as revenue in the year ended July 31, 1999. Based on guidance currently available, we will be required to record the $10,000,000 fee as revenue over the future life, as defined, of the collaboration agreement. As of the date of this prospectus, we have not yet adopted this new accounting principle.
(2) We compute and present net loss per common share in accordance with Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share." There is no difference in basic and diluted net loss per common share.
(3) Gives effect to the issuance of $120 million principal amount of these notes sold by us in March 2000 to the initial purchasers under Rule 144A.

                                  THE OFFERING

SECURITIES OFFERED.....   $120,000,000 aggregate principal amount of 5 3/4%
                          convertible subordinated notes due 2007 convertible
                          into an aggregate of 1,275,555 shares of our common
                          stock.
INTEREST...............   5 3/4% per annum on the principal amount, payable
                          semi- annually in arrears in cash on March 15 and
                          September 15 of each year, commencing September 15,
                          2000. The first interest payment will include interest
                          from March 8, 2000, the closing date.
MATURITY...............   March 15, 2007.
CONVERSION.............   The notes will be convertible into common stock of
                          Alexion at the option of the holder at any time prior
                          to redemption, repurchase or maturity at a conversion
                          price of $106.425 per share, subject to adjustment in
                          specified events. The conversion price is equivalent
                          to a conversion rate of approximately 9.396 shares per
                          $1,000 principal amount of notes. Upon conversion,
                          except as otherwise described in this prospectus, you
                          will not receive any cash representing accrued
                          interest. See "Description of Notes --- Conversion of
                          the Notes."
SUBORDINATION..........   The notes are subordinated to all of our existing and
                          future senior indebtedness and are effectively
                          subordinated to all of the indebtedness and other
                          liabilities (including trade and other payables) of
                          our subsidiaries. As of April 30, 2000, we had
                          approximately $4.5 million of indebtedness outstanding
                          that would have constituted senior indebtedness. The
                          indenture governing the notes does not limit the
                          amount of indebtedness, including senior indebtedness,
                          that we and our subsidiaries may incur. See
                          "Description of Notes --- Subordination of the Notes."
OPTIONAL REDEMPTION....   At any time or from time to time on or after March 20,
                          2003, we may redeem some or all of the notes at the
                          declining redemption prices listed herein, plus
                          accrued interest. See "Description of Notes--Optional
                          Redemption by Alexion."
REPURCHASE AT
HOLDER'S OPTION UPON
A REPURCHASE EVENT.....   You may require us to repurchase your notes upon a
                          repurchase event in cash, or, at our option, in common
                          stock, at 105% of the principal amount of the notes,
                          plus accrued and unpaid interest.
SINKING FUND...........   None.

REGISTRATION RIGHTS;
LIQUIDATED DAMAGES.....   If we do not comply with certain covenants set forth
                          in the Registration Rights Agreement, we will be required to pay liquidated damages. See "Description of the Notes --- Registration Rights."

USE OF PROCEEDS........   We will not receive any cash proceeds from the sale of
                          the notes or underlying common stock by the selling securityholders. We are using the proceeds from the sale of the notes to fund research and clinical development activities, manufacturing development, manufacturing and commercialization of our product candidates and drug discovery, as well as for working capital and general corporate purposes, including for potential acquisitions of additional technologies and compounds.

NASDAQ NATIONAL
MARKET SYMBOL FOR
COMMON STOCK...........   ALXN.

                                  RISK FACTORS

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS. IN PARTICULAR, STATEMENTS ABOUT OUR EXPECTATIONS, BELIEFS, PLANS, OBJECTIVES, ASSUMPTIONS OR FUTURE EVENTS OR PERFORMANCE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS ABOUT FUTURE EVENTS. WHILE WE BELIEVE THESE EXPECTATIONS ARE REASONABLE, SUCH FORWARD-LOOKING STATEMENTS ARE INHERENTLY SUBJECT TO RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND OUR CONTROL. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SUGGESTED BY THESE FORWARD-LOOKING STATEMENTS FOR VARIOUS REASONS, INCLUDING THOSE DISCUSSED BELOW. SOME OF THE KEY FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM OUR EXPECTATIONS ARE DESCRIBED BELOW. GIVEN THESE RISKS AND UNCERTAINTIES, YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS ARE MADE ONLY AS OF THE DATE HEREOF. WE DO NOT UNDERTAKE AND SPECIFICALLY DECLINE ANY OBLIGATION TO UPDATE ANY SUCH STATEMENTS OR TO PUBLICLY ANNOUNCE THE RESULTS OF ANY REVISIONS TO ANY OF SUCH STATEMENTS TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

                         RISKS RELATED TO OUR BUSINESS

IF WE CONTINUE TO INCUR OPERATING LOSSES, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

We have incurred losses since our inception. As of January 31, 2000, we had an accumulated deficit of approximately $55.8 million. If we continue to incur operating losses and fail to become profitable or are unable to sustain profitability, we may be unable to continue our operations. Since we began our operations in January 1992, we have been engaged primarily in the research and development of potential drug products. We currently have no products that are available for commercial sale. We expect to continue to operate at a net loss for at least the next several years as we increase our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs, either by ourselves or jointly with others. The extent of our future losses and the timing of our profitability are highly uncertain.

IF WE FAIL TO OBTAIN REGULATORY APPROVAL OF OUR PRODUCT CANDIDATES, OR IF REGULATORY APPROVAL IS DELAYED FOR ANY REASON, WE WILL BE UNABLE TO COMMERCIALIZE AND SELL OUR PRODUCTS AS WE EXPECT.

WE MUST OBTAIN REGULATORY APPROVAL TO MARKET OUR PRODUCTS IN THE U.S. AND FOREIGN JURISDICTIONS.

We must obtain regulatory approval before marketing or selling our products. In the United States, we must obtain approval from the U.S. Food and Drug Administration, or FDA, for each product that we intend to commercialize. The FDA approval process is typically lengthy and expensive, and approval is highly uncertain. Products distributed outside the United States are also subject to foreign government regulation. None of our product candidates has received regulatory approval to be commercially marketed and sold and we do not anticipate receiving approval of any of our product candidates for at least the next several years. If we fail to obtain regulatory approval we will be unable to market and sell our future products. Because of the risks and uncertainties in biopharmaceutical development, our product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If regulatory approval is delayed, the value of our company and our results of operations may be harmed.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely expensive and uncertain. We cannot guarantee that any of our products under development will be approved for marketing by the FDA. Even if regulatory approval of a product is granted, we cannot be certain that we will be able to obtain the labeling claims necessary or desirable for the promotion of that product.

WE MAY NEED TO CONDUCT ADDITIONAL PRECLINICAL STUDIES AND WILL NEED TO CONDUCT COSTLY AND LENGTHY CLINICAL TRIALS BEFORE ANY OF OUR PRODUCT CANDIDATES CAN BE COMMERCIALIZED; THE RESULTS OF THESE STUDIES AND TRIALS ARE HIGHLY UNCERTAIN.

Many of our product candidates are in an early stage of development. As part of the regulatory approval process, we may need to conduct preclinical studies on animals and will need to conduct clinical trials in humans with each product candidate and for each clinical indication. We may need to perform multiple preclinical studies using various doses and formulations both before and after we have commenced clinical trials, which could result in delays in our ability to market any of our product candidates. Furthermore, even if we obtain favorable results in preclinical studies on animals, the results in humans may be different.

After we have conducted preclinical studies in animals we must, among other requirements, demonstrate that our product candidates are safe and effective for use in humans suffering from targeted indications in order to receive regulatory approval for commercial sale. Currently, only two of our product candidates are being tested in clinical trials. Adverse or inconclusive preclinical or clinical results could cause us to abandon a product development program.

The completion of clinical trials of our potential products may be delayed or terminated by many other factors. One factor is the rate of enrollment of patients, which can vary greatly. Enrollment depends on many factors, including:

      -     patient receptivity to participate in experimental clinical trials;

      - the size of the patient population and the number of clinical trial sites;

      -     the proximity of patients to clinical trial sites;

      -     the performance of the clinical trial sites;

      -     the eligibility criteria for the clinical trial;

      -     the existence of competing clinical trials;

      -     the emergence of newly improved competing products; and

      -     the performance and reliability of contract research organizations.

We cannot control the rate of patient enrollment. For example, we are conducting clinical trials in patients with acute cardiovascular conditions, the timing and frequency of which cannot be predicted. The rate of patient enrollment may not be sufficient to enable our clinical trials to be completed as expected, if at all. Further, we cannot be certain that clinical trial research results will be analyzed or produced in a timely manner, if at all.

Additional factors that can cause delay or termination of our clinical trials include:

      -     longer treatment time required to demonstrate efficacy;

      -     lack of sufficient supplies of the product candidate;

      -     adverse medical events or side effects in treated patients;

      -     lack of effectiveness of the product candidate being tested; and

      -     lack of sufficient funds.

Typically, if a drug product is intended to treat a chronic disease, safety and efficacy data must be gathered over an extended period of time. In addition, clinical trials on humans are typically conducted in three phases. In the final phase of clinical testing, the FDA generally requires two pivotal clinical trials that demonstrate substantial evidence of safety and efficacy and appropriate dosing in a broad patient population at multiple sites to support an application for regulatory approval.

Results from initial clinical trials may not reflect results that are obtained in later stage clinical trials. Further, clinical trials of our product candidates may demonstrate that our product candidates are not sufficiently safe or effective to obtain the requisite regulatory approvals. Ultimately, our product candidates may not result in marketable products.

WE WILL NOT BE ABLE TO SELL OUR PRODUCTS IF WE OR OUR THIRD-PARTY MANUFACTURERS FAIL TO COMPLY WITH MANUFACTURING REGULATIONS.

Before we can begin commercially manufacturing our products we must either secure manufacturing in an approved manufacturing facility or obtain regulatory approval of our own manufacturing facility and process. In addition, manufacture of our drug products must comply with the FDA's current Good Manufacturing Practices requirements, commonly known as cGMP. The cGMP requirements govern, among other things, quality control and documentation policies and procedures. Our manufacturing facilities are continuously subject to inspection by the FDA, before and after product approval. We cannot guarantee that we, or any third-party manufacturer of our drug products, will be able to comply with cGMP requirements. Material changes to the manufacturing processes of our drug products after approvals have been granted are also subject to review and approval by the FDA or other regulatory agencies.

IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO COMPLETE OUR PRODUCT DEVELOPMENT PROGRAMS.

In the future, we will need to raise substantial additional capital to fund operations and complete our product development and commercial manufacturing programs. Funding, whether from a public or private offering of debt or equity, a bank loan or a collaborative agreement, may not be available when needed or on favorable terms. If we raise additional funds by selling stock, the percentage ownership of our then current stockholders will be reduced. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate our research and development activities or future operations. We might be forced to license our technology or to commercialize our products with the help of others when it would be more profitable or strategically important for us to not take these actions. Any of these actions may harm our business.

We expect to continue to spend substantial amounts of capital for our operations for the foreseeable future, including funds for:

      -     research and development programs;

      -     preclinical studies and clinical trials;

      -     regulatory approval processes;

      -     production of product candidates for clinical trials;

      -     establishment of commercial scale manufacturing capabilities; and

      -     establishment of sales and marketing capabilities.

The amount of capital we may need depends on many factors, including:

      - the progress, timing and scope of our research and development programs;

      - the progress, timing and scope of our preclinical studies and clinical trials;

      -     the time and cost necessary to obtain regulatory approvals;

      - the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

      - the time and cost necessary to respond to technological and market developments;

      - the time and cost necessary to develop sales, marketing and distribution capabilities;

      - any changes made or new developments in our existing collaborative, licensing and other commercial relationships; and

      - any new collaborative, licensing and other commercial relationships that we may establish.

IF OUR COLLABORATION WITH PROCTER & GAMBLE IS TERMINATED, WE MAY BE UNABLE TO COMMERCIALIZE 5G1.1-SC IN THE TIME EXPECTED, IF AT ALL.

We rely exclusively on Procter & Gamble to provide funding and additional resources for the development and commercialization of 5G1.1-SC. These include funds and resources for:

      -     clinical development and manufacturing;

      -     obtaining regulatory approvals; and

      -     sales, marketing and distribution efforts worldwide.

We cannot guarantee that Procter & Gamble will devote the resources necessary to successfully develop and commercialize 5G1.1-SC. Either party may terminate the agreement for specified reasons, including if the other party is in material breach of the agreement or has experienced a change of control. We have granted Procter & Gamble an exclusive worldwide license to our intellectual property related to 5G1.1-SC, with a right to sublicense. Pursuant to the collaboration agreement, Procter & Gamble has the right to develop 5G1.1-SC for any other indication, including those that we may be pursuing independently with other product candidates.

If our agreement with Procter & Gamble is terminated, we will need to fund the development and commercialization of 5G1.1-SC on our own or identify a new development partner, either of which would cause significant delays and result in additional development costs. A termination may also require us to repeat development stages already completed with Procter & Gamble, which could result in significant additional delay or costs.

IF WE ARE UNABLE TO ENGAGE AND RETAIN THIRD-PARTY COLLABORATORS, OUR RESEARCH AND DEVELOPMENT EFFORTS MAY BE DELAYED.

We depend upon third-party collaborators, including manufacturers, to assist us in the development of our product candidates. If any of our collaborators breaches or terminates its agreement with us or otherwise fails to conduct its collaborative activities in a timely manner, we may experience significant delays in the development or commercialization of the product candidate or the research program covered by the agreement.

In addition, we may be required to devote additional funds or other resources to these activities or to terminate them.

Our continued success will depend in large part upon the efforts of outside parties. For the research, development, manufacture and commercialization of our products, we will likely enter into various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot assure you that:

      - we will be able to negotiate acceptable collaborative arrangements to develop or commercialize our products;

      -     any arrangements with third parties will be successful; or

      - current or potential collaborators will not pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

Our ability to secure patent protection and the extent of protection can be very limited. Patent protection currently only lasts approximately 17 to 20 years depending on the time of filing and, sometimes, the time required for FDA approval. However, it can take many more years than offered by patent protection to transform a drug discovery through testing and development into a commercially-viable product. Moreover, once a drug has hit the marketplace, it is often forced to compete not only with different drugs treating the same ailments, but also with "copy-cat" drug products or even generic versions of the same drug if the drug has lost its patent protection. Consequently, protection of our patents and trade secrets and those of our licensors, is very important to our ability to commercially succeed. Other pharmaceutical companies are similarly very focused on protecting their patents and technology, so it is also very important for us to avoid infringing the rights of others while developing our own drug discoveries.

Patent applications filed by us or on our behalf may not result in patents being issued to us. Even if a patent is issued, the patent may not afford protection against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any of our technology. It is possible that before any of our potential product candidates can be commercialized, their related patents may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent. Moreover, composition of matter patent protection, which gives patent protection for a compound or a composition per se, may not be available for some of our product candidates.

Our processes and potential product candidates may conflict with patents that have been or may be granted to competitors, universities or others. As the biopharmaceutical industry expands, more patents are issued. Thus, the risk increases that our processes and potential product candidates may give rise to claims that they infringe the patents of others. These other patent holders could bring legal actions against us claiming damages and seeking to prevent clinical testing, manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all. Moreover, if we become involved in litigation or legal disputes, it could consume a substantial portion of our financial resources and the efforts of our personnel for uncertain results. In addition, we may have to expend resources to protect our interests from possible infringement by others.

We are aware of broad patents owned by third parties relating to the manufacture, use and sale of recombinant humanized antibodies, recombinant humanized single chain antibodies and genetically engineered animals.

We have received notice from certain of these parties regarding the existence of certain of these patents which the owners claim may be relevant to the development and commercialization of certain of our proposed product candidates. We have acquired licenses with respect to certain of these patents, which we believe are relevant for the timely development and commercialization of certain of our product candidates. With regard to certain other patents, we have either determined in our judgment that:

      -     our products do not infringe the patents;

      -     we do not believe the patents are valid; and/or

      - we have identified and are testing various modifications which we believe should not infringe the patents and which should permit commercialization of our product candidates.

However, owners of these patents might still seek to enforce their patents against our so-modified commercial products or against the development activities related to the non-modified products. If we are unable to obtain necessary licenses on commercially reasonable terms, we could encounter delays in product market introductions while we attempt to design around such patent or could find that the development, manufacture or sale of products requiring such a license could be nearly impossible. Further, owners of patents that we do not believe are relevant to our product development and commercialization might seek to enforce their patents against us. Such action could result in litigation which would be costly and time consuming.

In addition, our business requires using sensitive technology, techniques, proprietary compounds, as well as cultivating relationships with outside parties, including suppliers, outside scientists and potential customers and sources of funding. Moreover, since we are a small pharmaceutical company with no commercial products and limited resources, we rely heavily on collaboration with other companies and other scientists in our research and development efforts and expect to continue to do so since collaboration is important for scientific research. Unfortunately, such arrangements and relationships carry with them a strong risk of exposing our trade secrets often to the scrutiny of others. As a result, we are susceptible to the loss of our trade secrets.

We cannot assure you that:

      - others will not independently develop substantially equivalent proprietary information and techniques;

      -     others will not gain access to our trade secrets;

      -     our trade secrets will not be disclosed; or

      -     we can effectively protect our rights to unpatented trade secrets.

IF THE TESTING OR USE OF OUR PRODUCTS HARMS PEOPLE, WE MAY BE SUBJECT TO COSTLY AND DAMAGING PRODUCT LIABILITY CLAIMS.

Our business exposes us to product liability risks that are inherent in the testing, manufacturing, marketing and sale of drugs for use in humans, including but not limited to, unacceptable side effects. Such side effects and other risks could give rise to product liability claims against us or force us to recall our products, if any, from the marketplace. Some of these risks are unknown at this time. For example, little is known about the potential long-term health risks of transplanting non-human tissue into humans, a goal of our UniGraft program.

In addition to product liability risks associated with sales of products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in such trials are already critically ill when they enter a study. We cannot assure you that any waivers we may obtain will protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO MANUFACTURE OUR DRUG PRODUCTS IN SUFFICIENT QUANTITIES AND AT ACCEPTABLE COST, WE MAY BE UNABLE TO MEET DEMAND FOR OUR PRODUCTS WHICH WOULD RESULT IN A LOSS OF POTENTIAL REVENUES.

We have no experience manufacturing drug products in volumes that will be necessary to support commercial sales. Our unproven manufacturing process may not meet initial expectations as to schedule, reproducibility, yields, purity, costs, quality, and other measurements of performance. Improvements in manufacturing processes typically are very difficult to achieve and are often very expensive. We cannot know with any certainty how long it might take to make improvements if it became necessary to do so. If we contract for manufacturing services with an unproven process, our, contractor is subject to the same uncertainties, high standards and regulatory controls. If we are unable to establish and maintain commercial scale manufacturing within our planned time and cost parameters, sales of our products and our financial performance will be adversely affected.

We may encounter problems with any of the following if we attempt to increase the scale, process or size of manufacturing:

      - design, construction and qualification of manufacturing facilities that meet regulatory requirements;

      -     production yields from the manufacturing process;

      -     purity of our drug products;

      -     quality control and assurance;

      -     shortages of qualified personnel; and

      -     compliance with FDA regulations.

IF WE ARE UNABLE TO ESTABLISH SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR TO ENTER INTO AGREEMENTS WITH THIRD PARTIES TO DO SO, WE MAY BE UNABLE TO SUCCESSFULLY MARKET AND SELL ANY FUTURE DRUG PRODUCTS.

We currently have no sales, marketing or distribution capabilities. If we are unable to establish sales, marketing or distribution capabilities either by developing our own sales, marketing and distribution organization or by entering into agreements with others, we may be unable to successfully sell our products. If we are unable to effectively sell our drug products, our ability to generate revenues will be harmed. We cannot guarantee that we will be able to hire in a timely manner, the qualified sales and marketing personnel we need, if at all. In addition, we cannot guarantee that we will be able to enter into any marketing or distribution agreements on acceptable terms, if at all. If we cannot establish sales, marketing and distribution capabilities as we intend, either by developing our own capabilities or entering into agreements with third parties, sales of our future drug products may be harmed.

We have entered into a collaboration with Procter & Gamble relating to 5G1.1-SC. Under the agreement, Procter & Gamble will be responsible for selling, marketing and distributing 5G1.1-SC. We cannot guarantee Procter & Gamble or any future collaborators will successfully sell any of our future drug products.

EVEN IF OUR PRODUCT CANDIDATES RECEIVE REGULATORY APPROVAL, WE MAY STILL FACE DEVELOPMENT AND REGULATORY DIFFICULTIES RELATING TO THE DRUG PRODUCTS IN THE FUTURE.

If we receive regulatory approval of any of our product candidates, the FDA or a comparable foreign regulatory agency may, nevertheless, limit the indicated uses of the product candidate. In addition, a marketed product, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections by regulatory agencies. The discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The failure to comply with applicable regulatory requirements can, among other things, result in:

      -     warning letters;

      -     fines and other civil penalties;

      -     suspended regulatory approvals;

      - refusal to approve pending applications or supplements to approved applications;

      -     refusal to permit exports from the United States;

      -     product recalls;

      -     seizure of products;

      -     injunctions;

      -     operating restrictions;

      -     total or partial suspension of production; and/or

      -     criminal prosecutions.

Even if we obtain regulatory approval, we may be required to undertake post-marketing trials. In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could result in withdrawal of approval, or require reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and/or additional marketing applications.

If we receive regulatory approval, we will also be subject to ongoing FDA obligations and continued regulatory review. In particular, we or our third-party manufacturers will be required to adhere to requirements pertaining to cGMP. Under cGMP, we are required to manufacture our products and maintain our records in a prescribed manner with respect to manufacturing, testing and quality control activities. Furthermore, we or our third-party manufacturers must pass a preapproval inspection of manufacturing facilities by the FDA before the product can obtain marketing approval. We will also be subject to ongoing FDA requirements for submission of safety and other post-market information.

We have not made significant investments in the development of commercial manufacturing, marketing, distribution or sales capabilities. Moreover, we have insufficient capacity to manufacture more than one product candidate at a time or to manufacture our product candidates for later stage clinical development or commercialization. If we are unable to find an acceptable outside manufacturer on reasonable terms, we will have to divert resources. As a result, our ability to conduct human clinical testing would be materially adversely affected, resulting in delays in the submission of products for regulatory approval and in the initiation of new development programs. Our competitive position and our prospects for achieving profitability could be materially and adversely affected.

In addition, as our product development efforts progress, we may need to hire additional personnel skilled in, or enter into collaborations with corporate partners for, clinical testing, regulatory compliance and, if we develop products with commercial potential, manufacturing, marketing and sales. We cannot assure you that we will be able to acquire, or establish third-party relationships to provide, any or all of these resources on a timely or economically feasible basis, if at all.

IF WE ARE UNABLE TO OBTAIN ADEQUATE REIMBURSEMENT FROM GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS, OUR FUTURE BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED.

Our ability to commercialize our products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government authorities, private health insurers and other organizations. Third-party payors are attempting to control costs by limiting coverage of products and treatments and the level of reimbursement for medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. If we succeed in bringing any products to market, these products may not be considered cost-effective and reimbursement may not be available. If reimbursement becomes available, the payor's reimbursement policies may affect the market for our product, thus materially adversely affecting the profitability of our products.

XENOTRANSPLANTATION IS AN UNPROVEN TECHNOLOGY AND MAY ACHIEVE LIMITED MARKET ACCEPTANCE DUE TO ETHICAL OR MEDICAL CONCERNS.

Our UniGraft Program may never result in the development of any therapeutic products. Xenotransplantation technology is subject to extensive clinical testing. We are not aware of any xenotransplantation technology that has been approved for sale by the FDA or comparable foreign regulatory authorities. In addition, there is currently very little regulatory guidance for how to conduct research or use products developed in this area since the FDA has only issued interim guidelines.

Xenotransplantation also poses a risk that viruses, prions or other animal pathogens may be unintentionally transmitted not only to a human patient recipient, but other human beings. While these viruses have not been shown to cause any disease in pigs or humans, it is not known what effect, if any, such viruses might have on humans. Recent scientific publications by others demonstrate, under laboratory conditions, that porcine retroviruses have the potential to infect human cells. The introduction of previously non-transmittable viruses to the human species poses ethical concerns. Further detection of infection of porcine virus in our preclinical and clinical testing or the testing by our competitors in this field could adversely affect the commercial acceptability of this research and our future ability to secure research funding.

Consequently, even if we succeed in developing xenotransplantation products, our products may not be widely accepted by the medical community or third-party payors until more facts are established and ethical consensus is reached. In addition, such concerns may also create additional regulatory hurdles for FDA approval or for consideration in use of our products by hospital ethics committees. If accepted, the degree of acceptance may limit the size of the market for our products. Moreover, due to the controversial nature of xenotransplantation, market prices for our securities may be subject to increased volatility.

IF WE FAIL TO COMPETE SUCCESSFULLY WITH OUR COMPETITORS, OUR REVENUES AND OPERATING RESULTS WILL BE HARMED.

Our competitors may develop, manufacture and market products that are more effective or less expensive than ours, or simply market their products more successfully to patients or doctors. They may also obtain regulatory approvals faster than we can obtain them or commercialize products before we do. These companies also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations. They also compete with us to attract academic research institutions as partners, including for licensing these institutions' proprietary technology. If our competitors successfully enter into such arrangements with academic institutions, we will then be precluded from pursuing those specific unique opportunities and may not be able to find equivalent opportunities elsewhere. In addition, products or treatments developed in the future by third parties may adversely affect the marketability of our products by rendering them less competitive or obsolete. For example, the recent development of tumor necrosis factor inhibitors for rheumatoid arthritis may render obsolete a number of current drugs used for treating such ailment from the marketplace.

IF WE FAIL TO RECRUIT AND RETAIN PERSONNEL, OUR RESEARCH AND PRODUCT DEVELOPMENT PROGRAMS MAY BE DELAYED.

We are highly dependent upon the efforts of our senior management and scientific personnel. There is intense competition for qualified scientific and technical personnel. Since our business is very science-oriented and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. If we lose the services of, or fail to recruit, key scientific and technical personnel, our research and product development programs would be significantly and detrimentally affected.

In particular, we highly value the services of Dr. Leonard Bell, our President and Chief Executive Officer. The loss of his services could materially and adversely affect our ability to achieve our development objectives.

FUTURE ACQUISITIONS OF OUR COMPANY MAY BE DISCOURAGED DUE TO ANTI-TAKEOVER MEASURES ADOPTED BY OUR BOARD OF DIRECTORS, PROVISIONS OF DELAWARE LAW AND FUTURE ISSUANCES OF PREFERRED STOCK.

Anyone seeking to acquire control of our company may encounter difficulties as a result of our anti-takeover measures. Our board of directors has adopted a shareholder rights plan, or "poison pill," which enables our board of directors to issue preferred stock purchase rights triggered by an acquisition of 20% or more of the outstanding shares of our common stock. In addition, our board of directors is authorized to issue one or more series of preferred stock with those preferences and rights that it may designate. These provisions and specific provisions of Delaware Law relating to business combinations with interested stockholders are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with an acquisition or merger. However, these provisions could have an opposite effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if stockholders would receive an attractive value for their shares or if a significant number of our stockholders believed that such a proposed transaction to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so.

UNFORESEEN YEAR 2000 PROBLEMS MAY HAVE ADVERSE EFFECTS ON OUR BUSINESS AND RESULTS OF OPERATIONS.

While we have not experienced any Year 2000 problems as of the date of this prospectus, such problems could arise in the future. In that event, our operations could be affected in several adverse ways. Failure of a scientific instrument or laboratory facility or by any of our suppliers could result, among other things, in the loss of experiments that would take weeks to set up and repeat. Such delays in the progress of research could have an adverse impact on our stock price and on our ability to raise capital, and the cost of repeating lost experiments cannot reasonably be estimated at this time. In addition, research delays could occur due to the impact of Year 2000 problems at major vendors, government research funding agencies, or development partners.

                           RISKS RELATED TO THE NOTES

TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH, WHICH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

Our ability to make payments on and to refinance our debt, including the notes, will depend on our ability to generate cash. We currently have no products that are available for commercial sale. Our sole sources of revenue, today and for the foreseeable future, consist of research and development support payments, license fees and milestone payments under collaborations with third parties and awards under various government grants. For more detailed information, see footnote 4 to our unaudited financial statements included in our Quarterly Report on From 10-Q for the fiscal quarter ended January 31, 2000 and footnote 8 to our audited financial statements included in our Annual Report on Form 10-K for the year ended July 31, 1999. Our ability to continue to generate these revenues will depend on the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, some of which are beyond our control. In addition, the indenture does not limit our ability to incur additional indebtedness in the future. If new indebtedness is incurred, the related risks that we now face could intensify. Our ability to make required payments on the notes and to satisfy any other debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing.

THE NOTES ARE SUBORDINATED AND UNSECURED.

The notes are unsecured and subordinated in right of payment in full to all of our existing and future senior indebtedness. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. After retiring our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. In addition, in the event of any acceleration of the notes because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to holders of all senior indebtedness before the holders of the notes are entitled to receive any payment or distribution.

THE NOTES ARE NOT PROTECTED BY RESTRICTIVE COVENANTS.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Alexion Pharmaceuticals, Inc. except to the extent described under "Description of Notes---Redemption at Option of the Holder."

WE MAY BE REQUIRED TO REPURCHASE THE NOTES UPON A REPURCHASE EVENT.

You may require us to repurchase all or any portion of your notes upon a repurchase event. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Although there are currently no restrictions on our ability to pay the repurchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

THE TRADING PRICE OF OUR SECURITIES COULD BE SUBJECT TO SIGNIFICANT
FLUCTUATIONS.

The trading price of our common stock has been volatile, and the trading price for the notes and the common stock may be volatile in the future. Factors such as announcements of fluctuations in our or our competitors' operating results, changes in our prospects and market conditions for biotechnology stocks in general could have a significant impact on the future trading prices of our common stock and the notes. In particular, the trading price of the common stock of many biotechnology companies, including us, has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. In particular, since August 1, 1999, the intraday sales price of our common stock has ranged from a low of $10.00 per share to a high of $119.88 per share.

Some of the factors that may cause volatility in the price of our securities include:

      -     quarterly variations in results;

      -     business and product market cycles;

      -     fluctuations in customer requirements;

      -     the availability and utilization of manufacturing capacity;

      -     the timing of new product introductions; and

      -     the ability to develop and implement new technologies.

The price of our securities may also be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in our product markets. While we cannot predict the individual effect that these factors may have on the price or our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time. There can be no assurance that these factors will not have an adverse effect on the trading prices of our common stock and the notes.

THE NOTES AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES WILL NOT BE FREELY TRADABLE ON THE OPEN MARKET.

The notes and the shares of common stock issuable upon conversion of the notes have not been registered under the Securities Act of 1933 or under any state securities laws. Unless the notes and the shares of common stock issuable upon conversion of the notes are registered, you cannot offer or sell them, except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act of 1993 and applicable state securities laws. See "Notice to Investors."

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NOTES.

The notes constitute a new issue of securities for which there is no established trading market. We have been informed by the selling securityholders that they intend to make a market in the notes after the offering is completed. Any initial purchaser may cease its market-making at any time without notice. Although the notes are eligible for trading in The Portal Market, we do not expect the notes to remain eligible for trading on that market. We do not intend to list the notes for trading on any national securities exchange or the Nasdaq National Market. We cannot assure you that an active trading market for the notes will develop or, if such market develops, how liquid it will be. If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes and the trading price of the notes may decline.

THE MARKET PRICE OF OUR COMMON STOCK COULD BE AFFECTED BY THE SUBSTANTIAL NUMBER OF SHARES THAT ARE ELIGIBLE FOR FUTURE SALE.

As of April 30, 2000, we had 15,075,110 shares of common stock outstanding, excluding 39,759 shares issuable upon the exercise of warrants and 2,160,128 shares issuable upon the exercise of options granted under our existing stock option plans. We cannot predict the effect, if any, that future sales of the notes or shares of common stock, including common stock issuable upon conversion of the notes, or the availability of the notes or shares of common stock for future sale, will have on the market price of common stock prevailing from time to time.

We have agreed not to, and our executive officers and directors will agree that they will not, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file a registration statement under the Securities Act relating to, any shares of common stock or securities convertible or exchangeable or exercisable for any shares of our common stock for a period of 90 days after March 3, 2000, subject to limited exceptions as described under "Plan of Distribution," without the prior written consent of J.P. Morgan Securities Inc.

                                USE OF PROCEEDS

We will not receive any cash proceeds from the sale of the notes or underlying common stock by the selling securityholders. See "Selling Securityholders" for a list of those persons and entities receiving the proceeds from the sales of the notes or the underlying common stock.

We are using the proceeds of approximately $116.1 million from the sale of the notes to fund research and clinical development activities, manufacturing development, manufacturing and commercialization of our product candidates; drug discovery; as well as for working capital and general corporate purposes, including for potential acquisitions of additional technologies and compounds. Our management retained broad discretion in the allocation of the net proceeds of the offering. Pending such uses, we invested the net proceeds in short-term, investment grade, interest-bearing securities.

                            SELLING SECURITYHOLDERS

We originally sold the notes to the initial purchasers on March 3, 2000. The initial purchasers have advised us that they resold the notes in transactions exempt from the registration requirements of the Securities Act of 1933 to "qualified institutional buyers" (as defined in Rule 144A of the Securities
Act). These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any of the notes and/or shares of our common stock issuable upon conversion of the notes pursuant to this prospectus.

We are registering these notes and shares of common stock pursuant to a registration rights agreement, dated March 3, 2000, between us and the initial purchasers. Under the agreement, we must file a registration statement with regard to the notes and the shares of common stock within 90 days of March 8, 2000. This prospectus is part of that registration statement. We must also keep the registration statement effective until March 8, 2002 or the earlier of (a) the sale pursuant to the registration statement of all the securities registered thereunder, (b) the date on which all the securities (x) held by the persons who are not our affiliates may sell such securities under Rule 144(k) or (y) cease to be outstanding or (c) a subsequent shelf registration statement covering all of these securities has been declared effective under the Securities Act.

As of the date of this prospectus, the aggregate principal amount of notes outstanding is $120,000,000. Prior to any use of this prospectus in connection with an offering of the notes and/or shares of common stock, this prospectus will be supplemented to set forth the name and number of shares beneficially owned by the selling securityholder intending to sell these notes and/or shares of common stock and the number of these securities to be offered. The prospectus supplement will also disclose whether any selling securityholder selling in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the prospectus supplement.

Because the selling securityholders may offer all or some of the notes and shares of common stock issued upon conversion thereof pursuant to the offering contemplated by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the notes or shares of common stock that will be held by the selling securityholders after completion of this offering, no estimate can be given as to the principal amount of notes or shares of common stock that will be held by the selling securityholders after completion of this offering. See "Plan of Distribution."

                              DESCRIPTION OF NOTES

We issued the notes under an indenture, dated as of March 8, 2000, between Alexion Pharmaceuticals, Inc. and The Chase Manhattan Bank, as trustee. The following summarizes some, but not all, of the provisions of the notes and the indenture. As used in this section, the words "we," "us," "our" or "Alexion" refer to Alexion Pharmaceuticals, Inc. and its successors under the indenture and do not include any current or future subsidiary of Alexion Pharmaceuticals, Inc.

GENERAL

The notes are unsecured general obligations of Alexion and will be subordinate in right of payment as described under "---Subordination of the Notes." The notes are convertible into common stock of Alexion as described under "---Conversion of the Notes." The notes will be limited to $120,000,000 aggregate principal amount. The notes will be issued only in denominations of $1,000 or in multiples of $1,000.

The notes bear interest at 5-3/4% per annum from March 8, 2000, or from the most recent payment date to which interest has been paid or duly provided for. Interest will be payable semi-annually in arrears on March 15 and September 15, commencing on September 15, 2000, to holders of record at the close of business on the preceding March 1 and September 1, respectively, except:

      - that the interest payable upon redemption or repurchase, unless the date of redemption or repurchase is an interest payment date, will be payable to the person to whom principal is payable; and

      -     as set forth in the next succeeding paragraph.

In the case of any note, or portion of any note, that is converted into common stock of Alexion during the period from, but excluding, a record date for any interest payment date to, but excluding, that interest payment date, either:

      - if the note, or portion of the note, has been called for redemption on a redemption date that occurs during that period, or is to be repurchased on a repurchase date, as defined below, that occurs during that period, Alexion will not be required to pay interest on that interest payment date in respect of any note, or portion of any note, that is so redeemed or repurchased; or

      - if otherwise, any note or portion of any note that is not called for redemption is submitted for conversion during that period must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted.

See "---Conversion of the Notes."

Interest will be paid, at Alexion's option, either:

      - by check mailed to the address of the person entitled to the interest as it appears in the note register, provided that a holder of notes with an aggregate principal amount in excess of $10 million will, at the written election of the holder, filed on or before the relevant record date with the trustee, be paid by wire transfer in immediately available funds; or

      - by transfer to an account maintained by that person located in the United States.

Payments to The Depository Trust Company, New York, New York, or DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

The notes will mature on March 15, 2007 unless earlier converted, redeemed or repurchased as described below. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, or the issuance or repurchase of securities by Alexion or any of its subsidiaries. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control of Alexion except to the extent described below under "---Repurchase at Option of Holders."

CONVERSION OF THE NOTES

Any registered holder of notes may, at any time prior to close of business on the business day prior to the date of repurchase, redemption or final maturity of the notes, as appropriate, convert the principal amount of any notes or portions thereof, in denominations of $1,000 or integral multiples of $1,000, into common stock of Alexion, at $106.425 per share, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock issued upon conversion. If any notes not called for redemption are converted between a record date and the next interest payment date, those notes must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. Alexion is not required to issue fractional shares of common stock upon conversion of the notes and, instead, will pay a cash adjustment based upon the market price of common stock on the last trading day prior to the date of conversion. In the case of notes called for redemption or tendered for repurchase, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption or repurchase unless Alexion defaults in the payment of the redemption or repurchase price. A note which the holder has elected to be repurchased may be converted only if the holder withdraws its election to have its notes repurchased in accordance with the terms of the indenture before the close of business on the business day prior to the repurchase date.

The initial conversion price is subject to adjustment upon specified events, including:

      (1) the issuance of common stock of Alexion as a dividend or distribution on the common stock;

      (2) the issuance to all holders of common stock of rights or warrants to purchase common stock;

      (3)   specified subdivisions and combinations of the common stock;

      (4) the distribution to all holders of common stock of capital stock, other than common stock, or evidences of indebtedness of Alexion or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash;

      (5) a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in any tender offers by Alexion or any of its subsidiaries for common stock concluded within the preceding 12 months in respect for which no adjustment has been made, exceeds 10% of Alexion's market capitalization, being the product of the then current market price of the common stock multiplied by the number of shares of common stock then outstanding;

      (6) the purchase of common stock pursuant to a tender offer made by Alexion or any of its subsidiaries involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by Alexion or any of its subsidiaries for common stock expiring within the 12 months preceding such tender offer plus (B) the aggregate amount of any such all-cash distributions referred to in
            (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which no adjustment has been made, exceeds 10% of Alexion's market capitalization on the expiration of such tender offer, or

      (7) payment on tender offers or exchange offers by a third party other than Alexion or any of its subsidiaries if, as of the closing date of the offer, Alexion's board of directors does not recommend rejection of the offer. This adjustment will be made if a tender offer increases the person's ownership to more than 25% of Alexion's outstanding common stock and the payment per share is greater than the current market price of the common stock. This adjustment will not be made if the tender offer is a merger or transaction described below under "-Consolidation, Merger and Sale of Assets."

In the case of:

      - any reclassification or change of the outstanding shares of the common stock, or

      - a consolidation, merger or combination involving Alexion or a sale or conveyance to another person of the property and assets of Alexion as an entirety or substantially as an entirety, in each case as a result of which holders of common stock will be entitled to receive stock, other securities, other property or assets, including cash, with respect to or in exchange for all shares of common stock, then the holders of the notes then outstanding will generally be entitled thereafter to convert the notes into the kind and amount of shares of stock and other securities or other property or assets, including cash, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had the notes been converted into common stock immediately prior to that reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets, including cash, receivable in connection with that transaction.

If Alexion makes a taxable distribution to holders of common stock or in specified other circumstances requiring an adjustment to the conversion price, the holders of notes may, in some circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In some other circumstances, the absence of an adjustment to the conversion price may result in a taxable dividend to the holders of common stock. See "---United States Federal Income Tax Consequences."

Alexion may from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case Alexion will give at least 15 days' notice of the reduction. Alexion may, at its option, make reductions in the conversion price, in addition to those described above, as Alexion's board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as dividends or distributions of, or rights to acquire, stock for income tax purposes. See "---United States Federal Income Tax Consequences."

No adjustment in the conversion price will be required unless that adjustment would require an increase or decrease of at least 1% in the conversion price then in effect; however, any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY ALEXION

The notes are not entitled to any sinking fund. At any time on or after March 20, 2003, Alexion may redeem the notes on at least 30 days' notice as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

                                                                      REDEMPTION
     PERIOD                                                             PRICE
     ------                                                           ----------
     Beginning March 20, 2003 and ending on March 14, 2004...........  103.286%
     Beginning March 15, 2004 and ending on March 14, 2005...........  102.464%
     Beginning March 15, 2005 and ending on March 14, 2006...........  101.643%
     Beginning March 15, 2006 and ending on March 14, 2007...........  100.822%

and 100% on March 15, 2007. Any accrued interest becoming due on the date fixed for redemption will be payable to the holders of record on the relevant record date of the notes being redeemed.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of that holder's notes, the converted portion will be deemed to be of the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS

Within 15 days after a repurchase event occurs, we are required to give notice of the repurchase event to the holders of notes. You will have the right, at your option, to require us to repurchase all or any portion of your notes 40 days after the notice of repurchase event is mailed.

The repurchase price will be 105% of the principal amount of the notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, then the interest payable on that date will be paid to the holder of record on the preceding record date.

At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock, valued at 95% of the average of the closing prices for the five trading days immediately before and including the third trading day preceding the repurchase date. The repurchase price may be paid in shares of common stock only if the following conditions are satisfied:

      - such shares have been registered under the Securities Act or are freely transferable without such registration;

      - the issuance of such common stock does not require registration with or approval of any governmental authority under any state law or any other federal law, which registration or approval has not been made or obtained;

      - such shares have been approved for quotation on the Nasdaq National Market or listing on a national securities exchange; and

      - such shares will be issued out of our authorized but unissued common stock and, upon issuance, will be duly and validly issued and fully paid and non-assessable and free of any preemptive rights.

      A repurchase event will be considered to have occurred if:

      (1) our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States, or

      (2)   one of the following "change in control" events occurs:

            - any person or group is or becomes the beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

            - our stockholders approve any plan or proposal for our liquidation, dissolution or winding up;

            - we consolidate with or merge into any other person or any other person merges into Alexion and, as a result, our outstanding common stock is changed or exchanged for other assets or securities unless our stockholders immediately before the transaction own, directly or indirectly, immediately following the transaction more than 50% of the combined voting power of the person resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction;

            - we convey, transfer or lease all or substantially all of our assets to any person other than our subsidiaries; or

            - the continuing directors do not constitute a majority of our board of directors at any time.

      However, a change in control will not be deemed to have occurred if:

      - the last sale price of our common stock for any five trading days during the 10 trading days immediately before the change in control is equal to at least 105% of the conversion price, or

      - all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control, consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the notes become convertible solely into that common stock.

      The term "continuing director" means at any date a member of our board of directors:

      -     who is a member of our board of directors on the date hereof; or

      - who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our board of directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by a nominating committee approved by our continuing directors.

Under the above definition of continuing director, if the current board of directors approved a new director or directors and then resigned, no change in control would occur.

We will be required to mail you a notice within 15 days after the occurrence of a repurchase event. The notice must describe, among other things, the repurchase event, your right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in New York, New York. You may exercise your repurchase rights by delivering written notice to us and the trustee. The notice must be accompanied by the notes duly endorsed for transfer to Alexion. You must deliver the exercise notice on or before the close of business on the thirty-fifth calendar day after the repurchase notice is delivered.

The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" assets has occurred.

We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Although there are currently no restrictions on our ability to pay the purchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

The change in control feature may not necessarily afford you protection in the event of a highly leveraged transaction, a change in control or similar transactions involving Alexion. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the notes. In addition, our management could undertake leveraged transactions that could constitute a change in control. The board of directors does not have the right under the indenture to limit or waive the repurchase right in the event of these types of leveraged transaction.

The requirement to repurchase notes upon a repurchase event could delay, defer or prevent a change of control. As a result, the repurchase right may discourage:

      -     a merger, consolidation or tender offer;

      - the assumption of control by a holder of a large block of our shares; and

      -     the removal of incumbent management.

The repurchase feature was a result of negotiations between Alexion and the selling securityholders. The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of Alexion by means of a merger, tender offer or solicitation, or part of a plan by Alexion to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that it would decide to do so in the future.

The Securities Exchange Act of 1934 and the rules thereunder require the distribution of specific types of information to security holders in the event of issuer tender offers. These rules may apply in the event of a repurchase. We will comply with these rules to the extent applicable.

SUBORDINATION OF THE NOTES

The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full in cash or other payment satisfactory to holders of existing and future senior indebtedness of all senior indebtedness. Upon any distribution of our assets, upon any dissolution, winding up, liquidation or reorganization, payments on the notes will be subordinated in right of payment to the prior payment of senior indebtedness in full in cash or other payment satisfactory to holders of senior indebtedness.

In the event of any acceleration of the notes because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness before the holders of the notes are entitled to receive any payment or distribution.

We are required to promptly notify holders of designated senior indebtedness if payment of the notes is accelerated because of an event of default.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.

We also may not make payment on the notes if:

      - a default in the payment of senior indebtedness occurs and is continuing beyond any grace period,

      - any other default occurs and is continuing with respect to designated senior indebtedness that permits holders or their representatives of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the indenture, or

      - any judicial proceeding shall be pending with respect to any payment default or non-payment default.

We may and shall resume payments on the notes:

      - in case of a payment default, the date on which the default is cured or waived or ceases to exist, and

      - in case of a nonpayment default, the earlier of the date on which the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice.

Any number of additional payment blockage periods may be commenced during an existing payment blockage period; PROVIDED, HOWEVER, that no such additional payment blockage period shall extend beyond the initial payment blockage period. Notwithstanding anything in the subordination provisions of the indenture or the notes to the contrary, (x) in no event will a payment blockage period extend beyond 179 days from the date of the payment blockage notice in respect thereof was given and (y) there shall be a period of at least 181 consecutive days in each 360-day period when no payment blockage period is in effect. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

The subordination provisions will not prevent the occurrence of any event of default under the notes.

If the trustee, any paying agent or any holder receives any payment or distribution of assets in contravention of these subordination provisions before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

A holder of notes by its acceptance of notes agrees to be bound by the subordination provisions in the indenture and authorizes and expressly directs the trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the indenture and appoints the trustee its attorney-in-fact for this purpose.

DEFINITIONS

"DESIGNATED SENIOR INDEBTEDNESS" means any senior indebtedness that expressly provides that it is "designated senior indebtedness."

"INDEBTEDNESS" with respect to any person means:

      (1)   all obligations

            -     for borrowed money,

            -     evidenced by a note, debenture, bond or written instrument,

            - in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet,

            - all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and as a result guarantee a minimum residual value of the leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property, or

            - in respect of letters of credit, local guarantees or bankers' acceptances;

      (2) all obligation of others of the type described in clause (1) above or clause (3), (4) or (5) below assumed by or guaranteed or in effect guaranteed by such person;

      (3) all obligations secured by a mortgage, pledge or similar arrangement encumbering property or assets;

      (4) all obligations under interest rate and currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; and

      (5) all obligations under deferrals or renewals of (1) through (4) above.

"SENIOR INDEBTEDNESS" means the principal, premium, if any, and interest, including bankruptcy interest and fees, and rent payable on all our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all renewals or extensions.

However, senior indebtedness shall not include:

      -     indebtedness evidenced by the notes,

      - indebtedness to any of our subsidiaries, except if it is pledged as security for any senior indebtedness,

      - our accounts payable to trade creditors arising in the ordinary course of business, and

      - any indebtedness that expressly provides that it shall not be senior in right of payment to, or on the same basis with, or is subordinated or junior to, the notes.

As of April 30, 2000, we had approximately $4.5 million of indebtedness outstanding that would have constituted senior indebtedness. The indenture will not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee. We are obligated to pay compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will generally be senior to those of the holders of the notes in respect to all funds collected and held by the trustee.

SATISFACTION AND DISCHARGE

We may be discharged from our obligations on the notes if they mature within six months or will be redeemed within one year and we deposit with the trustee enough cash and/or U.S. government obligations to pay all the principal, premium, if any, and interest due to the stated maturity date or redemption date of the notes.

DEFEASANCE

The indenture also contains a provision that permits us to elect:

      - to be discharged from all of our obligations, subject to limited exceptions, with respect to the notes then outstanding; and/or

      - to be released from our obligations under the covenants relating to the required offer to repurchase upon a repurchase event, maintenance of our corporate existence and reports to holders.

To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, premium, if any, and interest on the notes. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of the action. If we elect to be discharged from all of our obligations as outlined above in the first bullet point in this section, the holders of the notes will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

EXCHANGE AND TRANSFER

Notes may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange. In the event of any potential redemption of the notes, we will not be required to:

      - issue, authenticate or register the transfer of or exchange any note during a period beginning at the opening of business 15 days before the mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

      - register the transfer of or exchange any note selected for redemption, in whole or in part, except the unredeemed portion of notes being redeemed in part.

We have initially appointed the trustee as the security registrar and transfer agent. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in the place of payment for the notes.

CONSOLIDATION, MERGER AND SALE OF ASSETS

We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

      - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other business entity,

      - the successor assumes our obligations under the notes, the indenture and the registration rights agreement,

      - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

      -     certain other conditions are met.

EVENTS OF DEFAULT

The indenture defines an event of default with respect to the notes as one or more of the following events:

      (1) our failure to pay principal of or any premium on the notes when due,

      (2)   our failure to pay any interest on the notes for 30 days when due,

      (3) our failure to perform any other covenant in the indenture continued for 90 days after being given the notice required in the indenture, and

      (4)   our bankruptcy, insolvency or reorganization.

If an event of default, other than an event of default described in clause (4) above, occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount including any accrued and unpaid interest on the notes to be due and payable immediately. If an event of default described in clause (4) above occurs, the principal amount of all the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above under "-Subordination of the Notes."

After acceleration but before a judgment or decree of the money due in respect of the notes has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes may rescind such acceleration and its consequences if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder will have the right to begin a proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture only if:

      (1) the holder gives to the trustee written notice of a continuing event of default,

      (2) holders of at least 25% in aggregate principal amount of notes then outstanding made a written request to the trustee to pursue the remedy,

      (3) such holder or holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense,

      (4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity, and

      (5) during such 60-day period the holders of a majority in aggregate principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request.

Holders may, however, sue to enforce the payment of principal, premium or interest on or after the due date or their right to convert without following the procedures listed in (1) through (4) above.

We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

We and the trustee may make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected by the modification or amendment. However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding note affected by the modification or amendment if such modification or amendment would:

      -     change the stated maturity of the notes,

      -     reduce the principal, premium, if any, or interest on the notes,

      - change the place of payment from New York, New York or the currency in which the notes are payable,

      - waive a default in payment of the principal of or interest on any note,

      - impair the right to sue for any payment after the stated maturity or redemption date,

      - modify the subordination provisions in a materially adverse manner to the holders,

      -     adversely affect the right to convert the notes, or

      - change the provisions in the indenture that relate to modifying or amending the indenture.

NOTICES

Notices to holders will be given by mail to the addresses of the holders in the security register.

GOVERNING LAW

The indenture and the notes will be governed by, and construed under, the law of the State of New York, without regard to conflicts of laws principles.

REGARDING THE TRUSTEE

The indenture limits the right of the trustee, should it become a creditor of Alexion, to obtain payment of claims or secure its claims. The trustee is permitted to engage in certain other transactions. However, if the trustee acquires any conflicting interest, and there is a default under the notes, the trustee must eliminate the conflict or resign.

REGISTRATION RIGHTS

The following summary of the registration rights provided in the registration rights agreement is not complete. You should refer to the registration rights agreement for a full description of the registration rights that apply to the notes and common stock into which the notes are convertible.

Pursuant to a registration rights agreement dated March 8, 2000 between Alexion and the initial purchasers of the notes, we filed a shelf registration statement, of which this prospectus is a part, with the Securities and Exchange Commission to register resales of the notes and the shares of common stock into which the notes are convertible (referred to as registrable securities). We will use our reasonable best efforts to have this shelf registration statement declared effective as soon as practicable and, in any event, By September 4, 2000, and to keep it effective until the earliest of (1) March 8, 2002, (2) the date when all registrable securities shall have been registered under the Securities Act of 1933 and disposed of, and (3) the date on which all registrable securities are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act of 1933 (such shortest time period referred to as the effectiveness period). A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act of 1933 in connection with such sales and be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

If we fail to comply with the above provisions of the registration rights agreement, liquidated damages will become payable in respect of the registrable securities as follows:

      (1) if the shelf registration statement is not declared effective by the SEC on or prior to the 180th day following March 8, 2000, then commencing on day after such date, liquidated damages shall accrue on the registrable securities at a rate of 0.50% per annum on the amount of registrable securities for the first 90 days immediately following, such liquidated damages increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; and

      (2) if the shelf registration statement has been declared effective and the shelf registration ceases to be effective at any time during the effectiveness period (other than for permitted suspension, as described below), then liquidated damages shall accrue on the registrable securities at a rate of 0.50% per annum on the amount of registrable securities for the first 90 days commencing on the day the shelf registration ceases to be effective, such liquidated damages increasing by an additional 0.50% per annum at the beginning of each such subsequent 90-day period;

PROVIDED, HOWEVER, that liquidated damages on the registrable securities may not accrue under more than one of the foregoing clauses (1) or (2) at any one time and at no time shall the aggregate amount of liquidated damages accruing exceed in the aggregate 1.0% per annum of the amount of registrable securities; PROVIDED, FURTHER, HOWEVER, that (a) upon the effectiveness of the shelf registration as required hereunder (in the case of clause (1) above), or (b) upon the effectiveness of a shelf registration which had ceased to remain effective (in the case of (2) above), liquidated damages on the registrable securities as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue. It is understood and agreed that, notwithstanding any provision to the contrary, so long as any registrable security is then covered by an effective shelf registration statement, no liquidated damages shall accrue on such registrable security.

"AMOUNT OF REGISTRABLE SECURITIES" means (a) with respect to the notes, the aggregate principal amount of all such notes outstanding, (b) with respect to the shares of common stock into which the notes are convertible, the aggregate number of such shares of common stock outstanding multiplied by the conversion price (as defined in the indenture relating to the notes) or, if no notes are then outstanding, the last conversion price that was in effect under such indenture when any such notes were last outstanding, and (c) with respect to combinations thereof, the sum of (a) and (b) for the relevant registrable securities.

We shall have the right to suspend the effectiveness of the shelf registration statement for up to 30 consecutive days in any 90 day period, and for up to a total of 60 days in any 365 day period, without being required to pay liquidated damages.

Any amounts of liquidated damages due pursuant to clause (1), (2) or (3) above will be payable in cash on the same dates as the original interest payment dates as the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

Our deficiency in earnings to cover fixed charges for each of the periods indicated is as follows (in thousands):


Six Months Ended January 31,                 Year Ended July 31,
-------------------------------    ----------------------------------------------------
      2000             1999          1999       1998       1997       1996       1995
      ----             ----          ----       ----       ----       ----       ----
    $(8,839)         $(8,555)      $(6,426)   $(7,893)   $(7,278)   $(5,459)   $(7,148)


The ratio of earnings to fixed charges is computed by dividing (a) income before interest expense, income taxes and other fixed charges by (b) fixed charges including interest expense, amortization of debt issuance costs and the portion of rent expense which represents interest. For each of the periods indicated above, earnings were insufficient to cover fixed charges by the amounts noted above. The deficiency in earnings to cover fixed charges is computed by adding net loss to the portion of rent expense which represents interest for all periods presented.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material US federal income tax consequences relating to the purchase, ownership, and disposition of the notes and of common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax consequences that may be material to an investor based on his or her particular tax situation (such as the alternative minimum tax provisions of the Code). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations, promulgated or proposed thereunder, or Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with the initial beneficial owner of a note or common stock that will hold notes and common stock into which notes may be converted as "capital assets," within the meaning of Section 1221 of the Code, and does not address tax consequences applicable to US Holders that may be subject to special tax rules, such as financial institutions, tax-exempt organizations, expatriates, pension funds, insurance companies, dealers in securities or foreign currencies, persons that will hold notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction for tax purposes, persons who hold notes through a partnership or other pass through entity, or persons that have a "functional currency" other than the US dollar (except as disclosed below under "Non-US Holders"). This summary discusses the tax consequences applicable to the holders who purchase the notes at their "issue price" as defined in Section 1273 of the Code (i.e., the first price at which a substantial portion of the notes is sold to the public) and generally does not discuss the tax consequences applicable to subsequent purchasers of the notes. Alexion has not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE US FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, the term "US Holder" means a holder of a note or common stock that is for US federal income tax purposes, (i) a citizen or resident of the US,
(ii) a corporation created or organized in or under the laws of the US or any political subdivision thereof, (iii) an estate, the income of which is subject to US federal income taxation regardless of its source, or (iv) (a) a trust, the administration or which is subject to the primary supervision of a court within the US and which has one or more US persons with authority to control all substantial decisions, or (b) a trust in existence on August 20, 1996 and has elected to continue to be treated as a US trust. As used herein, the term "Non-US Holder" means a holder of a note or common stock that is not a US Holder.

US HOLDERS

The following is a summary of the principal US federal income tax consequences resulting from the ownership and disposition of the notes and common stock by US Holders.

PAYMENT OF INTEREST

Interest on a note generally will be includable in the income of a US Holder as ordinary income at the time such interest is received or accrued, in accordance with such US Holder's method of accounting for US federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

Upon the sale, exchange or redemption of a note, a US Holder generally will realize and recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and the US Holder's tax basis in such note. For these purposes, the amount realized on the sale, exchange or redemption of the notes does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. A US Holder's tax basis in a note generally will be the US dollar value of the purchase price of such note on the date of purchase. Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or redemption, the note was held for more than one year.

In regard to a note purchased with "market discount" (as defined below), a US Holder's tax basis in a note generally will equal the purchase price paid therefor, increased by market discount previously included in income by such US Holder and decreased by any amortized premium applied to reduce interest and any principal payments on the note. Upon the sale, exchange or retirement, including redemption, of a note, a US Holder of a note generally will recognize gain or loss equal to the difference between the amount of cash and the fair market value of other property received from the sale, exchange or retirement of the note (other than in respect of accrued and paid interest on the note) and the adjusted tax basis in the note. Such gain or loss generally will be capital gain or loss, except to the extent of any accrued market discount, which will be taxed as ordinary income. Amounts received attributable to accrued but unpaid interest will be treated as ordinary interest income.

CONSTRUCTIVE DIVIDENDS ON NOTES

The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code treats as a distribution taxable as a dividend (to the extent of the Company's current or accumulated earnings and profits) certain actual or constructive distributions of stock with respect to stock or convertible securities. Under Treasury regulations, an adjustment of conversion price may, under certain circumstances, be treated as a constructive dividend to the extent it increases the proportional interest of a US Holder of a note in our fully diluted common stock, whether or not the holder ever converts the notes into our common stock. Generally, a holder's tax basis in a note will be increased by the amount of any such constructive dividend. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to US Holders of common stock.

CONVERSION OF THE NOTES

A US Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock, and except to the extent that the common stock issued upon conversion is treated as attributable to accrued interest on the note. A US Holder's tax basis in the common stock received on conversion of a note will be the same as such US Holder's adjusted tax basis in the note at the time of conversion reduced by any basis allocable to a fractional share. The holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a holder's tax basis in shares of common stock attributable to accrued interest generally will equal the amount of such interest included in income and the holding period will begin on the day following the date of conversion.

Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the US Holder's adjusted tax basis in the fractional share). The fair market value of the shares of common stock received which is attributable to accrued interest will be taxable as ordinary interest income.

A US Holder of a note with market discount will not recognize income on the conversion of the note with respect to such market discount that has accrued but has not been taken into account. Market discount not recognized on such conversion will carry over to the common stock so acquired and will be recognized as ordinary income to the extent of gain recognized upon the disposition of such common stock, including any deemed disposition of fractional shares of common stock for cash at the time of conversion.

DIVIDENDS ON COMMON STOCK

Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of Alexion's current or accumulated earnings and profits as of the year of distribution, then as a tax-free return of capital to the extent of the US Holder's tax basis in the common stock and thereafter as gain from the sale of exchange of such stock.

In general, a dividend distribution to a corporate US Holder may qualify for the 70% dividends received deduction if the US Holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate US Holder that owns 20% or more of the voting power and value of our stock (other than any nonvoting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction.

SALE OF COMMON STOCK

Upon the sale or exchange of common stock, a US Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and
(ii) such US Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term if the US Holder's holding period is more than one year and will be short-term if the holding period is equal to or less than one year. In the case of certain noncorporate taxpayers, including individuals, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. A US Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Description of Notes---Conversion of the Notes." Corporate taxpayers are subject to a maximum regular tax rate of 35% on all capital gains and ordinary income.

MARKET DISCOUNT

If a US Holder purchases a note for an amount that is less than its "stated redemption price at maturity" (which is the stated principal amount), the amount of the difference will be treated as "market discount" for federal income tax purposes unless such difference is less than a specified de minimis amount. Under the de minimis exception, a note is considered to have no market discount if the excess of the stated redemption price at maturity of the note over the US Holder's tax basis in such note immediately after its acquisition is less than 0.25% of the stated redemption price at maturity of the note multiplied by the number of complete years to the maturity date of the note after the acquisition date.

Under the market discount rules, a US Holder of a note that does have market discount is required to treat any principal payment on, or any gain from the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount not previously included in income at the time of such payment or disposition. In addition, such a US Holder may be required to defer until maturity of the note or its earlier disposition in a taxable transaction the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the US Holder elects to accrue the market discount on a constant interest method. A US Holder of a note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligation acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

In its fiscal year 2000 budget proposal, the Clinton Administration recently proposed altering the taxation of market discount. Under the proposal, subject to certain limitations, accrual basis US Holders would be required to include market discount in income as it accrues. The proposal would affect US Holders of debt instruments, such as the notes, acquired on or after the date of enactment.

BOND PREMIUM

A US Holder who purchases a note for an amount in excess of its stated redemption price at maturity will be considered to have purchased the note with "amortizable bond premium" equal to the amount of such excess. A US Holder generally may elect to amortize the premium on the constant yield to maturity method. The amount amortized in any year under such method will be treated as a reduction of the US Holder's interest income from the note during such year and will reduce the US Holder's adjusted tax basis in the note by such amount. A
US Holder of a note that does not make the election to amortize the premium will not reduce its tax basis in the note, and thus effectively will realize a smaller gain, or a larger loss, on a taxable disposition of the note than it would have realized had the election been made. The election to amortize the premium on a constant yield to maturity method, once made, applies to all debt obligations held or acquired by the electing US Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

NON-US HOLDERS

The following discussions is a summary of the principal US federal income and estate tax consequences resulting from the ownership of the notes or common stock by Non-US Holders.

PAYMENT OF INTEREST

Subject to the discussion below of backup withholding, interest paid on the notes to a Non-US Holder generally will not be subject to US federal income tax if:

(1) such interest is not effectively connected with the conduct of a trade or business within the US by such Non-US Holder;

(2) the Non-US Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote;

(3) the Non-US Holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of notes would be deemed to own constructively the common stock into which it could be converted);

(4) the Non-US Holder, under penalty or perjury, certifies that the owner is not a US person and provides the owner's name and address; and

(5) the Non-US Holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business.

If certain requirements are satisfied, the certification described in item 4 above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business.

Under Treasury Regulations, which generally are effective for payments made after December 31, 2000, subject to certain transition rules, the certification described in clause 4 above may also be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the IRS and certain other conditions are met.

A US Holder that is not exempt from tax under these rules will be subject to US federal income tax withholding at a rate of 30% on payments of interest, unless the interest is effectively connected with the conduct of a US trade or business of the holder or a lower treaty rate applies and, in either case, the Non-US Holder provides us with proper certification as to the holder's exemption from withholding. If the interest is effectively connected to the conduct of a US trade or business, it will be subject to the US federal income tax on net income that applies to US persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-US Holders should consult applicable income tax treaties, which may provide different rules.

CONVERSION OF THE NOTES

A Non-US Holder generally will not be subject to US federal income tax on the conversion of a note into shares of common stock. To the extent a Non-US Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock.

DIVIDENDS

Subject to the discussion below of backup withholding, dividends, if any, paid on the common stock to a Non-US Holder generally will be subject to a 30% US federal withholding tax, subject to reduction for Non-US Holders eligible for the benefits of certain income tax treaties. Dividends for this purpose may include stock distributions treated as deemed dividends as discussed in "US Holders-Constructive Dividends on Notes" above. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, we will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under Treasury Regulations effective for payments after December 31, 2000, holders will be required to satisfy certain certification requirements to claim treaty benefits.

Except to the extent otherwise provided under an applicable tax treaty, a Non-US Holder generally will be taxed in the same manner as a US Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the US by the Non-US Holder. If such Non-US Holder is a foreign corporation, it may also be subject to a US branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

GAIN ON DISPOSITION OF THE NOTES AND COMMON STOCK

A Non-US Holder generally will not be subject to US federal income tax on gain realized on the sale, exchange or redemption of a note including any gain representing accrued market discount, or the sale or exchange of common stock, unless:

      (i) in the case of an individual Non-US Holder, such holder is present in the US for 183 days or more in the year of such sale, exchange or redemption and certain other requirements are met;

      (ii) the Non-US Holder is subject to tax pursuant to the provisions of US tax law applicable to certain US expatriates; or

      (iii) the gain is effectively connected with the conduct of a US trade or business of the Non-US Holder.

US FEDERAL ESTATE TAX

A note held by an individual who at the time of death is not a citizen or resident of the US (as specially defined for US federal estate tax purposes) will not be subject to US federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Alexion and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the US. Common stock held by an individual who at the time of death is not a citizen or resident of the US (as specially defined for US federal estate tax purposes) will be included in such individual's estate for US federal estate tax purposes, and the rate of tax applies thereto may be reduced or eliminated if an applicable estate tax treaty otherwise applies.

BACKUP WITHHOLDING AND INFORMATION REPORTING

US HOLDERS

A US Holder of notes or common stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the US Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such US Holder is not subject to backup withholding. A US Holder who does not provide Alexion with its correct TIN may also be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the US Holder's federal income tax liability. Backup withholding will not apply, however, with respect to payments made to certain
US Holders, including corporations and tax-exempt organizations, provided their exemption from backup withholdings is properly established. We will report to US Holders of notes and common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

NON-US HOLDERS

We must report annually to the IRS and to each Non-US Holder the amount of any dividends paid to, and tax withheld with respect to, such holder, regardless of whether any tax was actually withheld on such payments.

Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-US Holder resides.

Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of interest or principal of the notes by us or our agent to a Non-US Holder if the Non-US Holder certifies as to its Non-US Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a US person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds on the disposition of notes or share of common stock to or through the US office of a US or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-US Holder of notes or shares of common stock to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a US person, a controlled foreign corporation for US tax purposes, or a foreign person, 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a US trade or business, information reporting requirements, but not backup withholding, will apply unless such broker has documentary evidence in its files of the holder's Non-US status and has no actual knowledge to the contrary or unless the Non-US Holder otherwise establishes an exemption.

New Treasury Regulations, which we refer to as the New Regulations, would modify the application of information reporting requirements and the backup withholding tax requirements applicable to Non-US Holders for reportable payments made after December 31, 2000. In general, the New Regulations do not significantly alter the current substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the New Regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A Non-US Holder of a note or common stock that is received upon the conversion of a note should consult with its tax advisor regarding the application of the backup withholding rule to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of the New Regulations on payments made with respect to the notes or shares of common stock received upon the conversion of the notes after December 31, 2000.

                              PLAN OF DISTRIBUTION

The notes and the underlying common stock are being registered to permit public secondary trading of the notes and the underlying common stock by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions and fees and expenses of counsel and other advisors to holders of the notes and the underlying common stock) in connection with the registration and sale of the notes and the underlying common stock covered by this prospectus.

We will not receive any of the proceeds from the offering of notes and the shares of common stock issuable upon conversion thereof by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders (and their donees and pledgees) may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or shares of common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes or shares of common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of such notes or shares of common stock less discounts and commissions, if any.

Our outstanding common stock is listed for trading on the Nasdaq National Market. While the notes are eligible for trading on The Portal Market, we do not expect the notes to remain eligible for trading on that market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. We cannot assure you that a trading market for the notes will develop. If a trading market for the notes fails to develop, the trading price of the notes may decline.

The notes and the shares of common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

We have agreed not to, and our executive officers and directors will agree that they will not:

      (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or

      (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, for a 90 day period after March 3, 2000, without the prior written consent of J.P. Morgan Securities Inc.

Notwithstanding the above, we may, without the consent of J.P. Morgan Securities
Inc.:

      (1)   issue and sell the notes offered by this prospectus;

      (2)   issue the common stock issuable upon conversion of the notes;

      (3) issue the common stock issuable upon exercise of the warrants outstanding on the date hereof;

      (4) grant options or issue and sell stock upon the exercise of outstanding stock options or otherwise under our stock option or employee stock purchase plans; and

      (5) issue common stock in connection with a merger or strategic acquisition.

Notwithstanding the above, our executive officers may, without the consent of J.P. Morgan Securities Inc.:

      (1) sell up to an aggregate of 45,000 shares of common stock for a 90 day period after March 3, 2000;

      (2) make bona fide gifts of shares so long as the donees agree to be bound by the lock-up agreements; and

      (3)   make transfers to family trusts.

In order to comply with the securities laws of certain states, if applicable, the notes and shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the notes and shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The notes were originally sold by us to the initial purchasers in March 2000 in a private placement. We agree to indemnify and hold the initial purchasers harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the notes by the initial purchasers. The Registration Rights Agreement provides for us and the initial purchasers or selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the notes or shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                                 LEGAL MATTERS

Fulbright & Jaworski L.L.P., New York, New York, will pass upon the validity of the securities offered hereby and some other legal matters on behalf of Alexion. Cahill Gordon & Reindel, New York, New York, will pass upon some legal matters on behalf of the selling securityholders.

                                    EXPERTS

The audited consolidated financial statements, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be also obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference rooms in New York, New York and Chicago, Illinois, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our filings with the Commission are also available to the public from commercial document retrieval services and at the Commission's web site at "http://www.sec.gov."

We "incorporate by reference" the information we file with the Commission (File No. 0-27756), which means that we can disclose important information to you by referring you to another document we filed with the Commission. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus but before the end of any offering made under this prospectus:

      -     our proxy statement, filed on January 10, 2000;

      - our current reports on Form 8-K, filed on December 3, 1999, January 18, 2000 and February 25, 2000;

      - our quarterly report on Form 10-Q for the quarterly periods ended October 31, 1999 and January 31, 2000; filed on December 13, 1999 and March 15, 2000, respectively;

      - our annual report on Form 10-K for the fiscal year ended July 31, 1999, as amended on Form 10-K/A, filed on November 19, 1999;

      -     our registration statement on Form 8-A, filed on February 21, 1997;
            and

      -     our registration statement on Form 8-A, filed on February 12, 1996.

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference.

Any statement contained in a document incorporated by reference herein, unless otherwise indicated therein, speaks as of the date of the document. Statements contained in this prospectus may modify or replace statements contained in the documents incorporated by reference.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to: Alexion Pharmaceuticals, Inc., 25 Science Park, New Haven, Connecticut 06511, (203) 776-1790, Attention: David
W. Keiser, Executive Vice President and Chief Operating Officer.

                         ALEXION PHARMACEUTICALS, INC.

          $120,000,000 5 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2007

                         1,127,555 SHARES COMMON STOCK




                                     [LOGO]




                               -----------------

                                   PROSPECTUS

                               -----------------




Until June 3, 2000 (25 days from the date of this prospectus), all dealers that effect transactions in these securities, where or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.





                                   May , 2000

                                    PART II

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth Alexion Pharmaceuticals, Inc. (the "Company") estimates (other than the SEC registration fee) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.


               SEC registration fee                     $ 31,680
               Legal fees and expenses                  $121,500
               Accounting fees and expenses             $ 49,400
               Miscellaneous expenses                   $108,420
                                                        --------
                    Total:                              $311,000
                                                        ========

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

In accordance with Section 145 of the DGCL, Section EIGHTH of the Company's Certificate of Incorporation, as amended (the "Certificate") provides that the Company shall indemnify each person who is or was a director, officer, employee or agent of the Company (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted. The indemnification provided by the Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company. Section NINTH of the Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits.

      4.1   Indenture under which Notes were issued.+

      4.2   Forms of Note.+

      5.1   Opinion of Fulbright & Jaworski L.L.P. regarding legality. +

      10.1 Form of Agreement of Lease, between We Knotter, L.L.C. and Alexion Pharmaceuticals, Inc.+

      23.1  Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1). +

      23.2  Consent of Arthur Andersen LLP. +

      24.1  Power of Attorney (included on signature page).

      25.1  Statement of Eligibility of the Trustee on Form T-1. +

--------------------
+     Filed herewith.

(b) Financial Statement Schedules.

      None.

ITEM 17.    UNDERTAKINGS.

(a)  The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement;

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement of any material change to such information in the registration statement.

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW HAVEN AND STATE OF CONNECTICUT ON THE 10TH DAY OF MAY, 2000.

                                        ALEXION PHARMACEUTICALS, INC.

                                        By: /s/ LEONARD BELL
                                           -------------------------------------
                                             Leonard Bell, M.D.
                                             President, Chief Executive Officer,
                                             Secretary and Treasurer

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints LEONARD BELL, M.D. and DAVID W. KEISER, or either of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ LEONARD BELL               President, Chief Executive Officer,  May 10, 2000
----------------------------   Secretary, Treasurer and Director
Leonard Bell, M.D.             (principal executive officer)

/s/ DAVID W. KEISER            Executive Vice President and         May 10, 2000
----------------------------   Chief Operating Officer
David W. Keiser                (principal financial officer)

/s/ BARRY P. LUKE              Vice President of Finance            May 10, 2000
----------------------------   and Administration (principal
Barry P. Luke                  accounting officer)

/s/ JOHN H. FRIED              Chairman of the Board of Directors   May 10, 2000
----------------------------
John H. Fried, Ph.D.

/s/ JERRY T. JACKSON           Director                             May 10, 2000
----------------------------
Jerry T. Jackson

/s/ MAX LINK                   Director                             May 10, 2000
----------------------------
Max Link, Ph.D.

/s/ JOSEPH A. MADRI            Director                             May 10, 2000
----------------------------
Joseph A. Madri, Ph.D., M.D.

/s/ LEONARD MARKS              Director                             May 10, 2000
----------------------------
Leonard Marks, Jr., Ph.D.

/s/ R. DOUGLAS NORBY           Director                             May 10, 2000
----------------------------
R. Douglas Norby

/s/ ALVIN S. PARVEN            Director                             May 10, 2000
----------------------------
Alvin S. Parven

                                 EXHIBIT INDEX

Exhibit
Number            Exhibit
-------           -------

      4.1   Indenture under which Notes were issued.+

      4.2   Forms of Note.+

      5.1   Opinion of Fulbright & Jaworski L.L.P. regarding legality. +

      10.2 Form of Agreement of Lease, between We Knotter, L.L.C. and Alexion Pharmaceuticals, Inc.+

      23.1  Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1). +

      23.2  Consent of Arthur Andersen LLP. +

      24.1  Power of Attorney (included on signature page).

      25.1  Statement of Eligibility of the Trustee on Form T-1. +

--------------------
+     Filed herewith.